Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 in Registration Statement No. 333-211533 on Form N-2 of our reports dated May 25, 2017, relating to the financial statements and financial highlights of Blackstone Alternative Alpha Fund II (the “Fund”) and the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Alpha Master Fund and Subsidiary, appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2017. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
New York, New York
July 25, 2017